Exhibit 19

Legal Department

Policy:     Insider Trading Policy
For:        All Employees
Purpose
Federal and state securities laws provide for civil and criminal penalties against a person who trades while in possession of material non-public information (or tips such information to another person who then trades) and realizes a profit (or avoids a loss) in the securities. This is known as “insider trading.” Penalties may also apply to The Toro Company (“TTC”, "the company") in the event TTC is unable to show it has taken appropriate steps to prevent insider trading in TTC securities. Therefore, TTC has adopted this Insider Trading Policy (the “Policy”).

Policy
This Policy applies to:
•all members of TTC’s Board of Directors (each, a “Director”),
•all officers of TTC (each, an “Officer”),
•all employees of TTC,
•certain identified consultants or contractors who have access to material non-public information regarding TTC, and
•any immediate family member of a person covered by this Policy (i.e., the person's spouse, parents, stepparents, grandparents, children, stepchildren, grandchildren, siblings, mothers- or fathers-in-law, sons or daughters-in-law, brothers- or sisters-in-law that share the person’s home, including a child away at college) and other members of their household, their economic dependents, and any person whose transactions in TTC securities are directed, influenced or controlled by a person subject to this Policy, or any trusts or other entities under such person’s control (“related parties”).

It is the policy of TTC that no Director, Officer, or employee of TTC or their related parties (or any other person designated by this Policy as subject to this Policy) who is aware of material non-public information relating to TTC may, directly, or indirectly through family members or other persons or entities, engage in transactions in TTC securities, nor engage in any other action to take advantage of, or pass on to others, such information.
Each Director, Officer and employee of TTC is responsible for the transactions of their related parties, and therefore, the related parties should be made aware of the need to confer with the TTC Director, Officer or employee before trading in TTC securities. For the purposes of this Policy and applicable securities laws, such transactions should be treated as if the transactions were for the TTC Director’s, Officer’s or employee’s account. This Policy does not, however, apply to personal securities transactions of related parties where the purchase or sale decision is made by a third party not controlled by, influenced by or related to the Director, Officer and employee of TTC or their related parties.
Directors, Officers and certain other TTC employees or others designated by TTC’s General Counsel (collectively, the “Restricted Persons”) are also subject to additional requirements reflected in the Addendum hereto.

The Toro Company reserves the right to amend or rescind this policy at any time with or without written notice to employees.

Definitions

A.What is “material information”? Information is material if a reasonable investor would consider that information important in making a decision to buy, sell, or hold TTC securities (or securities of any other company with whom TTC does business), or would view that information as significantly altering the total mix of information available in the marketplace. As a general rule, any information, whether positive or negative, that would affect the value of stock (or such other securities) should be considered material. Materiality generally depends on the particular facts and circumstances, and is determined from the perspective of a “reasonable investor” – not the actual recipient. While there is no bright-line standard or list of items that can define materiality in all cases, items that are usually considered material include:

•Financial performance, especially quarterly and year-end earnings and revenues, and changes in a company’s financial projections or guidance;
•Bank borrowings or other financing transactions out of the ordinary course;
•A potential or proposed joint venture, merger, significant business acquisition or divestiture, or tender offer;
•A company restructuring;
•Significant related party transactions;
•Acquisition or loss of a significant customer, supplier, distributor or contract;
•Material disruptions and/or shortages in key commodities, components, parts or accessories;
•Actual or threatened litigation, or the resolution of such litigation;
•Major events involving TTC securities, including pending or contemplated public or private sales of debt or equity securities, adoption of stock repurchase programs or redemptions of securities, stock splits or increases or decreases in dividends;
•Restatements of financial results, or significant write-offs, restructuring charges or asset impairments;
•Changes in the company’s auditors or notification that the auditor’s reports may no longer be relied upon;
•Impending bankruptcy or receivership, or the existence of other severe liquidity problems;
•Any default or acceleration of a material obligation;
•Change in a rating agency decision or issuance of a credit watch;
•A change in TTC’s pricing or cost structure;
•Major marketing changes;
•A change in management;
•Development of a significant new product, process or service;
•Significant product defects or recalls;
•A significant cybersecurity incident, such as a data breach, or any other significant disruption in TTC’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure;
•The imposition of an event-specific restriction on trading in TTC securities or the securities of another company or the extension or termination of such restriction; or
•Delisting of TTC’s securities from an exchange.

The above list is illustrative only, and other types of information may be considered “material” depending on the circumstances. Because transactions in securities that receive scrutiny are evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of a determination of materiality and trading should be avoided.

B.What is “non-public information”? Information is non-public if it has not been made generally available to the public by means of a press release, filing with the Securities and Exchange Commission (the “SEC”), publication in a widely-available newspaper, magazine or news website, disclosure on the company’s website or through a social media platform, webcast or other oral disclosure that was previously announced and open to the public, or other means of widespread distribution. Information would likely not be considered widely disseminated if it is available only to a company’s employees, or if it is only available to a select group of analysts, brokers and institutional investors. Information that is received under circumstances that indicate the information is not yet in general circulation should be assumed to be non-public. Information is not considered to be adequately known to the public immediately upon public disclosure, but is deemed to be public information only after there is adequate time for the news to be circulated and absorbed by the market and investors. As a general rule, TTC considers information non-public until the start of trading on the third business day after public disclosure (with the day of such disclosure counted as the first day).

Trading Restrictions

The following procedures apply to all persons and related parties covered under this Policy.

A.Do not engage in transactions in TTC securities when you are aware of material non- public information. You may not engage in any transaction in TTC securities when you are aware of material non-public information regarding TTC, including any purchase or sale or offer to purchase or sell TTC securities or any disposition in the form of a gift of any TTC securities. In addition, you may not engage in any other action to take advantage of, or pass on to others, such information. This prohibition applies to both private transactions as well as transactions that are made on the New York Stock Exchange.

B.Do not “tip” information to others. It is illegal for a person when he or she is aware of material non-public information to provide others with such information or to recommend that they buy or sell securities, even if the person does not give the other person the specific information. Such “tipping” can result in punishment of both the “tipper” and “tippee,” whether or not the tipper derived any benefit from the tippee’s actions. Accordingly, do not share non-public information about TTC (or companies with whom TTC does business) with anyone outside of TTC (except TTC’s legal counsel, accountants, or other advisors, as appropriate), regardless of whether you think such information is material. In addition, do not share any such information with other TTC employees, except as required in the performance of your duties or services to TTC. Finally, do not recommend to others the purchase or sale of TTC securities when you are aware of material non-public information.

C.TTC plans. This Policy applies to transactions under TTC plans such as The Toro Company Retirement Plan (commonly referred to as the “401(k) plan” or referred to herein as the “TTC Retirement Plan”), including the transactions identified below. Restricted Persons are subject to additional restrictions reflected in the Addendum to this Policy.

•TTC Retirement Plan transactions: This Policy applies to certain elections you may make under the TTC Retirement Plan and similar TTC plans involving TTC common stock, including elections to (1) change the percentage of your periodic contributions that will be allocated to the TTC common stock fund or (2) make a transfer of an existing account balance to or from the TTC common stock fund. However, the regular purchase of TTC securities through your participation in the TTC Retirement Plan is not subject to this Policy, provided the purchase results from your periodic plan contributions using the payroll deduction election that was made when you were not aware of material non-public information.

•Stock option exercises that involve open market sales of TTC securities: A broker-assisted cashless exercise of TTC stock options, pursuant to which you have directed your broker to sell in the open market a sufficient number of the underlying shares of TTC common stock to pay the exercise price of the option and/or satisfy your related tax withholding obligations, is subject to this Policy. In addition, open market sales of shares of TTC common stock received upon the exercise of TTC stock options are subject to this Policy. However, a cash exercise of TTC stock options and a cashless “net exercise” of TTC stock options, pursuant to which you have elected to have TTC withhold a sufficient number of the underlying shares of TTC common stock to pay the exercise price of the option and/or satisfy your related tax withholding obligations, is not subject to this Policy.

•Sale of stock after the vesting of awards issued under TTC plans or for purposes of satisfying related tax withholding obligations in connection with such vesting: While the vesting of restricted stock, restricted stock units, and performance share awards is not subject to this Policy, provided such vesting is pursuant to the vesting schedule determined at the time of grant, the sale of TTC common stock received upon vesting is subject to this Policy. In addition, the exercise of a tax withholding right, pursuant to which you elect to have TTC withhold some of the underlying shares of TTC common stock to satisfy tax withholding requirements upon vesting of such awards, is not subject to this Policy; however, the sale of TTC common stock by you in the open market or otherwise to cover tax withholding obligations is subject to this Policy.

•Dividend reinvestments: The acquisition of shares of TTC common stock under TTC’s dividend reinvestment plan or the dividend reinvestment features of plans maintained by TTC are generally not subject to this Policy; however, (1) voluntary purchases of TTC securities resulting from additional contributions you make pursuant to the dividend reinvestment plan, your election to participate in TTC’s dividend reinvestment plan or the dividend reinvestment features of TTC plans, or elections to increase your level of participation in such plans, are subject to this Policy and (2) sales or other transactions involving any TTC securities purchased pursuant to such plans are also subject to this Policy.

D.Avoid speculation and other practices that may appear to be based on material non- public information. Purchases of TTC securities generally should be made as a long- term rather than a short-term investment. TTC considers it inappropriate for any person subject to this Policy to engage in speculative transactions in TTC securities or other transactions which might give the appearance of impropriety. In addition, TTC discourages any person subject to this Policy from engaging in frequent trading in TTC securities because such trading also may give the appearance that such trades were timed to take advantage of material non-public information. This Policy either prohibits or limits the following types of transactions:

•Short-Term Trading. Short-term trading of TTC securities may be distracting to the person and may unduly focus the person on the TTC’s short-term stock market performance instead of TTC’s long-term business objectives. For these reasons, any Director, Officer, or other person subject to this Policy who purchases TTC securities in the open market may not sell any TTC securities of the same class during the six months following the purchase (or vice versa).

•Short sales. Short sales of stock are transactions where you borrow stock, sell it, and then buy stock at a later date to replace the borrowed shares. Short sales are intended to reward you for downward changes in price, and as such, short sales may appear to have resulted from the possession of material non-public information. In addition, Section 16(c) of the Exchange Act prohibits Directors and Officers from engaging in short sales. You may not engage in short sales of TTC securities.

•Publicly-traded options. Given the relatively short terms of publicly-traded options, transactions in such options may create the appearance that such transactions have resulted from possession of material non-public information. Accordingly, you may not engage in transactions in put options, call options, or other derivative securities involving TTC stock, whether on an exchange or otherwise.

•Hedging transactions. Hedging transactions, such as collars, equity swaps, prepaid variable forwards, and exchange funds, are designed to hedge or offset any decrease in the market value of securities. When that occurs, the owner may no longer have the same objectives as other security holders.
Therefore, you may not engage in any hedging transactions involving TTC securities.

Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material non-public information or otherwise is not permitted to trade in TTC securities, Directors, Officers and any other person subject to this Policy are prohibited from holding TTC securities in a margin account or otherwise pledging TTC securities as collateral for a loan.

•Standing and limit orders. Standing and limit orders are orders placed with a broker to sell or purchase stock at a specified price. Because there is no control over the timing of purchases or sales that result from standing instructions to a broker, a transaction could be executed when the shareholder is aware of material non-public information. If you use a standing order or limit order, the order should be limited in duration and should otherwise comply with the trading requirements outlined in this Policy.

E.You may adopt a Rule 10b5-1 plan in accordance with this Policy. The trading requirements set forth in this Policy do not apply to transactions in TTC securities pursuant to a previously approved Rule 10b5-1 plan. If you wish to implement a Rule 10b5-1 plan, you must submit the Rule 10b5-1 plan for pre-clearance to TTC’s General Counsel a reasonable period of time prior to when you wish to commence transactions in TTC securities (no less than five days) under the Rule 10b5-1 plan. Further, you can only enter into or modify a Rule 10b5-1 plan at a time when you are not aware of material non-public information. The Rule 10b5-1 plan must specify dates, prices, and amounts of planned trades, or establish a formula for determining the dates, prices, and amounts. You must not have any ability to contemporaneously control the execution of transactions under the Rule 10b5-1 plan, and such transactions must be initiated by a third party. Once a Rule 10b5- 1 plan is adopted, you must not exercise any influence over the timing or amount of TTC securities subject to the Rule 10b5-1 plan, provided that you may terminate a Rule 10b5- 1 plan at any time. Restricted Persons are subject to additional restrictions that are reflected in the Addendum to this Policy.

F.You are responsible for transactions by your related parties. This Policy applies to your related parties. Accordingly, all references to “you” in this Policy also apply to your related parties. Since you are responsible for the compliance of your related parties with this Policy, you should make them aware of the need to confer with you prior to engaging in any transaction in TTC securities.

G.This Policy also applies to trading in other securities. In the course of your business relationships on behalf of TTC with other companies, such as with our customers, competitors, suppliers or other partners, you may receive significant non-public information regarding such other companies. In addition, you may have information with respect to any company with which TTC may be discussing a major transaction, such as an acquisition, joint venture, alliance, or investment. Information that may not be material to TTC may nevertheless be material to such other company. This Policy applies to and prohibits trading in securities of these other companies when you are aware of material non-public information related to these other companies. In addition, this Policy prohibits tipping material non-public information about these other companies to others.

H.Your transactions will be evaluated with the benefit of hindsight. If your securities transactions become the subject of scrutiny, they will be viewed after the fact with the benefit of hindsight. As a result, before engaging in any transaction, you should carefully consider how the transaction may be construed by others. This is particularly true where you may have non-public information that you do not consider to be material at the time of your transaction, but which others may later find to have in fact been material.

Post-Termination Transactions

This Policy continues to apply even after your employment or service relationship with TTC has terminated. If you are aware of material non-public information when your employment or service relationship with TTC ends, you may not engage in transactions in TTC securities or securities of companies in which TTC does business until that information has become public or is no longer material. In addition, if you are a Restricted Person and the company is not in an open window trading period at the time you leave the company, you and your related parties must abide by the applicable trading restrictions until at least the end of the restricted period and the opening of the next open trading window.

Possible Penalties

Even if you were not aware of any material non-public information, if you engage in a transaction in TTC securities or securities, of a company with which TTC does business shortly before the public announcement of an event that affects the market price of such securities, you may attract the attention of the SEC, the New York Stock Exchange, or other regulators. The same is true if such securities transaction is undertaken by one of your related parties, your friends or work associates. Defending against such a charge is embarrassing—not to mention difficult, time-consuming and expensive—for both you and TTC. Although it is impossible to assure that your securities transactions will not be completely insulated from scrutiny, it is important that you strive to avoid even an appearance that you might have traded or otherwise engaged in transactions in TTC securities while aware of material non-public information. Individuals who trade on material non-public information, or who “tip” such information to others, may be subject to civil and criminal penalties, including fines and imprisonment, and penalties for trading on or tipping material non-public information can extend significantly beyond any profits made or losses avoided. In addition, TTC will impose appropriate penalties for any violation of this Policy, including ineligibility for future equity or incentive programs, or termination of an individual’s employment or service arrangement with TTC. TTC has full discretion to determine whether this Policy has been violated based on the information available.

Individual Responsibility

Persons subject to this Policy have legal and ethical obligations not to disclose non-public information regarding TTC and not to engage in transactions in TTC securities while aware of material non-public information. Each individual is responsible for making sure that he or she complies with this Policy, and that all related parties subject to this Policy also comply with this Policy. In all cases, the responsibility for determining whether an individual is aware of material non-public information ultimately rests with that individual, and any action on the part of TTC or any Director, Officer or employee of TTC pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate you from liability under applicable securities laws. In addition, this Policy is not intended to create or result in the imposition of any liability to TTC that would not exist in the absence of this Policy.

Assistance

Any person with questions about specific transactions may obtain additional guidance from TTC’s General Counsel or other lawyers in TTC’s Legal Department that are responsible for compliance with securities laws. However, the ultimate responsibility for adhering to this Policy, and avoiding improper transactions, rests with you.

Reporting
If you believe someone is violating this Policy, or otherwise using material non-public information that they learned through their position at TTC to trade or otherwise effect transactions in securities, you should report it to the General Counsel. You may also report via our Ethics Helpline at http://www.thetorocompany.com/ethicshelpline or by telephone in the US: 1-800-850-7247.
Administration
The General Counsel is responsible for the administration of this Policy. The General Counsel may designate one or more individuals who may perform the General Counsel’s duties in the event that the General Counsel is unable or unavailable to perform such duties. All determinations and interpretations by the General Counsel shall be final and not subject to further review.

ADDENDUM TO THE TORO COMPANY INSIDER TRADING POLICY

If you are a Director, Officer, or an employee designated as an "officer" of TTC for purposes of the reporting and liability provisions of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (“Section 16 Individuals”) or any other employee designated by the General Counsel (“Restricted Persons”), you and your related parties are subject to additional restrictions and procedures as described in this Addendum:
I.Open Window Trading Period and Event-Specific Trading Restrictions

Generally, you and your related parties may not engage in any transaction in TTC securities (including open market sales of TTC common stock, broker-assisted cashless stock option exercises, elections or transfers in or out of the TTC common stock fund in the TTC Retirement Plan, transactions in TTC common stock in your Health Savings Account, and gifts of TTC securities) except during an “open window trading period,” regardless of whether you believe you are not aware any material non- public information at that time. Open window trading periods do not supersede the prohibition on trading or engaging in other transactions in TTC securities while you are aware of material non- public information.

A.Timing of open window trading period. In general, the open window trading period begins at the start of trading on the third business day after the public announcement of TTC’s annual or quarterly earnings release (with the day of the public announcement counted as the first day) and ends, for the first fiscal quarter of TTC’s fiscal year, at the close of trading on the tenth business day after January 1st and, for each other fiscal quarter during TTC’s fiscal year, at the close of trading on the last day of the second month of the fiscal quarter. If the date for the beginning or ending of the open window trading period falls on a day when U.S. trading markets are not open, then such period will commence at the applicable time on the next day the markets are open.

B.Event-specific trading restrictions. You may be instructed from time to time to refrain from any securities transactions, even during an open window trading period, because of important developments not yet disclosed to the public or in other unusual circumstances. You must keep the existence of any such event-specific trading restriction confidential. You may also be requested to sign an acknowledgment signifying your awareness of the trading restriction and confidentiality obligation.

C.Notification of open window trading periods and event-specific trading restrictions. The General Counsel generally determines whether to open the trading window or whether to impose an event-specific trading restriction. Therefore, there is no guarantee that a trading window will be opened according to the quarterly schedule indicated above or that, once opened, it will remain open for the generally scheduled duration. The General Counsel or his or her designee(s) will notify you via email (1) at or near the anticipated beginning of each open window trading period to confirm whether the trading window will in fact be opened, (2) at or in advance of the closing of the open window trading period, and (3) when an event-specific trading restriction is in place and when such restrictions have lapsed.

D.Certain exceptions. Certain transactions are allowed outside of an open window trading period or at a time when event-specific trading restrictions are in place. The following transactions are permissible outside an open window trading period or during an event-specific trading restriction period:

•Cash or “net exercise” of stock options. A cash exercise of TTC stock options and a cashless “net exercise” of TTC stock options pursuant to which you have elected to have TTC withhold a sufficient number of the underlying shares of TTC common stock to pay the exercise price of the option and/or satisfy your related tax withholding obligations are allowed.

•TTC Retirement Plan purchase. The regular purchase of TTC securities through your participation in the TTC Retirement Plan is allowed, provided the purchase results from your periodic plan contributions using the payroll deduction election that was made (i) during an open window trading period, (ii) at a time when you were not subject to an event-specific trading restriction, and (iii) at a time when you were not aware of material non-public information.

•Dividend reinvestment. The acquisition of shares of TTC common stock under TTC’s dividend reinvestment plan or the dividend reinvestment features of plans maintained by TTC are allowed pursuant to an election that was made (i) during an open window trading period, (ii) at a time when you were not subject to an event-specific trading restriction, and (iii) at a time when you were not aware of material non-public information.

•Vesting and deferral of awards under TTC plans, including tax withholding rights. The vesting of restricted stock, restricted stock units, and performance share awards are allowed pursuant to the vesting schedule determined at the time of grant. Making an election to defer any vested award, as well as the deferral of receipt of the applicable vested award pursuant to such deferral election, each as completed in accordance with the terms of the applicable deferred compensation plan, are allowed. In addition, the exercise of a tax withholding right pursuant to which you elect to have TTC withhold some of the underlying shares of TTC common stock to satisfy tax withholding requirements upon vesting of such awards is permissible; however, the sale of TTC common stock by you in the open market or otherwise to cover tax withholding obligations is not allowed other than during an open window trading period.

•Certain gifts of TTC securities. The gift of shares of TTC securities made by Restricted Persons may be allowed in the discretion of the General Counsel where it is reasonably anticipated that the recipient of such gift will not immediately resell the TTC securities. Certain other gifts of TTC securities, as approved by the General Counsel, may be allowed as well.

II.Pre-Clearance

No Director or Officer (or his or her related parties) or any individual identified as subject to this restriction by the General Counsel may engage in any transaction in TTC securities without first obtaining pre-clearance of the transaction from TTC’s General Counsel and Chief Financial Officer (except for trades made pursuant to a previously-approved Rule 10b5-1 plan). A request for pre-clearance should be submitted by using The Toro Company sign-off approval form and checklist for stock transactions (the “Form”), and the Form must be submitted to the General Counsel and Chief Financial Officer at least 48 hours prior to the desired trade date. The General Counsel and Chief Financial Officer will determine whether the transaction may proceed and, if so, will assist you in complying with applicable reporting requirements. If the General Counsel or Chief Financial Officer is

unavailable, he or she will designate appropriate individuals at TTC to approve transactions in their absence.

Approval by the General Counsel and Chief Financial Officer of a requested transaction submitted for pre-clearance does not constitute confirmation that you do not in fact possess material non-public information and does not relieve you of your legal obligations. Even after pre-clearance, you may not effect transactions in TTC securities if you become subject to a trading restriction period or become aware of material non-public information prior to the transaction being executed.

Pre-clearance of a transaction is generally valid for the period indicated on the Form, unless otherwise specified or earlier revoked. If the transaction is not effected in the manner or within the period indicated on the Form, pre-clearance of the transaction must be requested again. In order to assist you with timely reporting requirements to the SEC, you will endeavor to immediately report to the General Counsel all transactions made in TTC securities by you or your related parties.

III.Additional Prohibitions

In addition to the prohibitions set forth in the Policy, the following additional prohibitions apply:

A.TTC Retirement Plan trading suspension. Directors, Officers and Section 16 Individuals are prohibited from trading in TTC securities in connection with a temporary suspension of trading by TTC or the plan fiduciary under the TTC Retirement Plan. Directors, Officers and Section 16 Individuals will be notified by the General Counsel when any such suspension occurs. Failure to comply with an applicable trading blackout in accordance with a Retirement Plan trading suspension is a violation of law and this Policy.

B.Pledging. Directors and Officers are not allowed to purchase TTC securities on margin, borrow against any account in which TTC securities are held, or pledge TTC securities as collateral for a loan.

IV.Rule 10b5-1 Plans

In addition to the requirements discussed in the Policy, Restricted Persons may only enter into or modify a Rule 10b5-1 plan at a time (i) when they are not aware of material non-public information, (ii) that is during an open window trading period, and (iii) when they are not subject to an event-specific trading restriction.